

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2023

Neal Shah
Chief Financial Officer
NioCorp Developments Ltd.
7000 South Yosemite Street, Suite 115
Centennial, CO 80112

> **Re: NioCorp Developments Ltd.**
> **Registration Statement on Form S-3**
> **Filed March 15, 2023**
> **File No. 333-270541**

Dear Neal Shah:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed March 15, 2023

Cover Page

1. For each of the shares being registered for resale please disclose the price that the selling securityholders paid for such shares, or the securities overlying such shares.

2. Disclose the exercise price of the Financing Warrants compared to the market price of the underlying security. Please also disclose that holders of the Financing Warrants may exercise them on a cashless exercise basis. We note your related disclosure on page 31. If any warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity.

3.   We note the significant number of redemptions of your Common Shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Common Shares.

Risk Factors, page 9

4.   Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Common Shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.

General

5.   Please update your disclosure to reflect that the Transactions have closed; that the reverse stock split has been effected at the ratio of 10-for-1; and that listing and trading of the company's Common Shares and the NioCorp Assumed Warrants has begun on The Nasdaq Global Market and The Nasdaq Capital Market, respectively. We note your Form 8-K filed March 17, 2023 in this regard.

6.   In light of the significant number of redemptions, and the uncertainty if the company will receive significant proceeds from exercises of the warrants, where appropriate include a discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

7.   Where appropriate please include a discussion reflecting the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should highlight the fact that the selling securityholders will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Andrew C. Thomas